

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2013

Via E-mail
Frank J. Drohan
President, Chief Executive and Financial Officer
Omagine, Inc.
350 Fifth Avenue, Suite 4815-17
New York, NY 10118

> **Re: Omagine, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011, as Amended**
> **Filed May 17, 2012**
> **File No. 001-16419**

Dear Mr. Drohan:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

cc: David B. Manno, Sichenzia Ross Friedman Ference LLP